UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                               DIVERSA CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    255064107
                                 (CUSIP Number)


                                JEFFREY I. MARTIN
                         C/O RHO CAPITAL PARTNERS, INC.
                        152 WEST 57TH STREET, 23RD FLOOR
                               NEW YORK, NY 10019
                                  212-784-8872
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 23, 2007
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)

        N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 1,634,230 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 1,634,230 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A


   6.    Citizenship or Place of Organization

         Republic of South Africa


            7.   Sole Voting Power

                 772,873 shares

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 772,873 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,407,103,shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         5.0%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Canada


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Kingdom of Denmark


            7.   Sole Voting Power

                 117,075 shares (includes 117,075 Shares under options
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 117,075 shares (includes 117,075 Shares under options exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,751,305 shares (includes 117,075 Shares under options exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.6%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust II


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Investment Partners "H" L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         00


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 698,150 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 698,150 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         698,150 shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.5%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Partners, L.P..


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)



   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.6%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Atlas Capital Corp.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.6%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

     This Amendment No. 1 to Schedule 13D for Diversa Corporation, a Delaware corporation ("Diversa"), amends a statement on Schedule 13D originally dated March 9, 2007, with respect to shares of Diversa Common Stock, par value $0.001, beneficially owned by Rho Capital Partners, Inc. ("Rho"), a New York corporation; its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly; and the following investment vehicles affiliated with Rho:
Rho Management Trust II ("Trust II"), a New York grantor trust; Rho Investment Partners "H" L.P. ("RIP H"), a Delaware limited partnership; Rho Management Partners, L.P. ("RMP"), a Delaware limited partnership and general partner of RIP H; and Atlas Capital Corp. ("Atlas"), a Delaware corporation and general partner of RMP (all such persons, collectively, the "Reporting Persons").
This Amendment is filed to amend items 6 and 7 in the Schedule 13D as previously filed, by addition of the following text:


Items 1-5.  No change.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 23, 2007, Diversa announced the pricing of a private placement (the "Offering") of $100,000,000 aggregate principal amount of 5.50% convertible senior notes due 2027 (the "Notes"). In connection with the Offering, Joshua Ruch, Mark Leschly, Trust II, RMP, and a managed account of Rho, together with certain Rho affiliates not currently shareholders of Diversa (being Rho Management Trust I, Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P.), entered into a letter agreement (the "Note Offering Lockup Letter"), dated March 19, 2007, with the underwriters of the Offering. Under the terms of the Note Offering Lockup Letter, such persons agreed, subject to certain stated exceptions, from the date thereof until 90 days after the date of the final offering memorandum relating to the Offering, not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Diversa Common Stock, or any debt securities of Diversa or any other securities of Diversa substantially similar thereto or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Diversa Common Stock, any debt securities of Diversa or any other securities of the Issuer that are substantially similar to Common Stock or the Notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

The foregoing summary of the terms of such letter agreement is qualified by reference to the full text of the Note Offering Lockup Letter, which is included as Exhibit D filed with Amendment No. 1 to this Statement on Schedule 13D, and is incorporated herein by reference.



Item 7. Material to Be Filed as Exhibits   The following documents are filed
as exhibits:


D.  Note Offering Lockup Letter, dated March 19, 2007.

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 26, 2007



RHO CAPITAL PARTNERS, INC.


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



HABIB KAIROUZ


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



MARK LESCHLY


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST II
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO INVESTMENT PARTNERS "H" L.P.
By: RHO MANAGEMENT PARTNERS, L.P.
    General Partner
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS, L.P.
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer